BOARD OBSERVER AGREEMENT

This agreement (this "**Agreement**") is entered into by and among between Vislink Technologies, Inc. (the "**Company**") and the undersigned (together, the "**Parties**"), in connection with the Cooperation and Confidentiality Agreement dated as of June 12, 2025 entered into by and among the Company and certain entities affiliated with the undersigned (the "**Cooperation Agreement**"). Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Cooperation Agreement. As set forth in the Cooperation Agreement, the Hale Capital Parties shall be entitled to appoint one Observer, which shall initially be the undersigned, subject to the conditions of Section 2(h) of the Cooperation Agreement.

In consideration of the promises and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties intending to be legally bound, agree as follows:

Board Observer Status and Governance

1. The Parties acknowledge that the Observer may attend in-person, telephonic, or other regularly scheduled meetings of the Board in a non-voting, observer capacity, at the Observer's expense.

2. In no event shall the Observer (i) be deemed to be a member of the Board or any committee of the Board, (ii) by virtue of this observer status have or be deemed to have, or otherwise be subject to, any duties (fiduciary or otherwise) to the Company or its stockholders, or (iii) have the right to propose or offer any agenda items, motions, or resolutions to the board.

3. Notwithstanding any Board meeting invitations that may be put forth, the Board will have the right to exclude the Observer from any meetings and other proceedings of the Board, including executive sessions of the Board, as well as all or portions of any meeting of the Board relating to the Company's relationship, contractual or otherwise, with the Observer or the Hale Capital Parties, or any actual or potential transaction between or involving the Company and the Observer or the Hale Capital Parties, or in any case where the Chair of the Board or a majority of the members of the Board determine in good faith that such exclusion or omission is necessary, including but not limited to the following: (i) to avoid a conflict of interest between the Observer or the Hale Capital Parties and the Company; or (ii) to preserve attorney-client privilege.

4. The Chair of the Board, the Chief Executive Officer, or the Board may in their discretion determine whether to provide or omit to provide the Observer with certain information and materials provided to the Board in connection with its meetings and proceedings solely to the extent the Observer is excluded from the meetings or proceedings to which such information or materials relate in accordance with paragraph 3.

5. It is acknowledged that any invitation to the Observer shall not extend to any meetings or other proceedings of committees and sub-committees of the Board.

Confidential Information

6. To the extent that any information obtained by the Observer from the Company (or from any director, officer, employee, or agent thereof) is Confidential Information, then the Hale Capital Parties shall, and shall cause the Observer to, treat such Confidential Information as confidential in accordance with the terms and conditions set forth in Section 4 the Cooperation Agreement. The provisions of Section 4 of the Cooperation Agreement shall be incorporated by reference into this

Agreement, and the obligations of the Observer and the Hale Capital Parties with respect to any Confidential Information in accordance with <u>Section 4</u> of the Cooperation Agreement shall continue so long as this Agreement is in effect, whether or not the Cooperation Agreement is in effect.

<u>General</u>

7. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware. Any lawsuit, action, or proceeding arising out of or related to this Agreement or the matters contemplated hereunder shall be instituted in the federal courts of the United States or the courts of the State of Delaware, and each Party irrevocably and unconditionally submits to the exclusive jurisdiction of such courts in any such lawsuit, action, or proceeding (and agrees not to commence any such lawsuit, action, or proceeding except in such courts), waives any objection based on either improper venue or the doctrine of *forum non conveniens*, and waives and agrees not to plead or claim that such courts do not have jurisdiction over its person or the subject matter. Service of process, summons, notice, or other document by mail to such Party's address set out herein is deemed to be effective service of process for any lawsuit, action, or other proceeding brought in any such court. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL ACTION, PROCEEDING, CAUSE OF ACTION OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING ANY EXHIBITS OR APPENDICES ATTACHED TO THIS AGREEMENT, OR THE POSSIBLE, NEGOTIATED TRANSACTION OR TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF THE OTHER PARTY HAS AFFIRMED, EXPRESSLY OR OTHERWISE, THAT THE OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) IT HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) IT MAKES THIS WAIVER KNOWINGLY AND VOLUNTARILY, AND (D) IT HAS DECIDED TO ENTER INTO THIS AGREEMENT IN CONSIDERATION OF, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.

8. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[*signature pages attached hereto*]

US_ACTIVE\130154281\V-3

DocuSigned by:

Martin M. Hale, Jr.

96449540D8B5457...

Name: Martin M. Hale, Jr.
as Observer appointed by the
Hale Capital Parties

VISLINK TECHNOLOGIES, INC.

Signed by:

Carleton M. Miller

351EA0E93C464EA...

Name: Carleton M. Miller
Title: Chief Executive Officer

[*signature page to Board Observer Agreement*]